Exhibit 99.1

PRESS RELEASE

GENFIT announces intention to voluntarily delist American Depositary Shares from The Nasdaq Global Select Market

•	GENFIT’s decision to delist from Nasdaq reflects strategic intent to simplify corporate structure and improve operational efficiency

•	GENFIT remains listed on the regulated market of Euronext Paris as its primary trading market

Lille (France), Cambridge (Massachusetts, United States), (Zurich, Switzerland); October 30, 2025 – GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced it has given formal notice to the Nasdaq Stock Market of the Company’s intention to voluntarily delist its American Depositary Shares (“ADSs”) representing its ordinary shares. Delisting is anticipated to be effective prior to the opening of trading on November 20, 2025, at which time the ADSs will no longer trade on the Nasdaq Global Select Market.

Ordinary shares of GENFIT have been listed on the regulated market of Euronext Paris since April 2014. The Company listed the ADSs on the Nasdaq Global Select Market in March 2019. The ADSs trade in U.S. dollars.

Pascal Prigent, CEO of GENFIT, commented: “With a strong financial foundation underpinned by the successful development and commercialization of elafibranor in PBC, the decision to delist from Nasdaq is an opportunity to streamline operations and focus resources. This move supports greater operational efficiency and is consistent with our current pipeline development stage. We remain fully committed to our Euronext listing and to upholding high standards of corporate governance and transparency.”

GENFIT remains listed on Euronext Paris as its primary trading market and intends to continue its disclosures in compliance with applicable French and European financial market regulations. GENFIT intends to file a Form 25 to initiate the removal of the ADS listing from the Nasdaq Global Select Market, which will be effective ten days after the filing of the Form 25. Thereafter, GENFIT intends to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to effect the deregistration of the ADSs and underlying ordinary shares under the Securities Exchange Act of 1934, as amended (“Exchange Act”), at which time the Company’s ADSs will no longer trade on the Nasdaq Global Select Market and the Company’s reporting obligations with the SEC will be suspended. The ADS delisting will have no impact on the Company’s accounting standards. The documents filed with the SEC will be available on the Company’s website: https://ir.genfit.com.

Information for ADS Holders

The Bank of New York Mellon serves as depositary (the “Depositary”) for the Company’s ADS facility. Each ADS represents one ordinary share. GENFIT intends to terminate the Deposit Agreement, dated March 26, 2019, among the Company, the Depositary and owners and holders of ADSs (the “Deposit Agreement”) on or about February 6, 2026.

Under the terms of the Deposit Agreement, ADS holders will have until about February 6, 2026 to surrender ADSs for delivery of the underlying ordinary shares. If they surrender ADSs for delivery of the underlying ordinary shares, they must pay a cancellation fee of up to $0.05 per ADS and a cable fee of $17.50. In order to exchange ADSs for the Company’s ordinary shares, ADS holders should instruct their brokers to surrender ADSs to The Bank of New York Mellon (DTC No. 2504). In connection with this surrender, brokers should include ongoing ordinary share delivery instructions in the comments field within DTC, including information such as the name and BIC of the appropriate local bank/broker and/or appropriate delivery code, beneficiary name and account number. U.S. brokers holding ADSs on behalf of their clients, can reach out to DRSettlements@BNYMellon.com for questions regarding the conversion and settlement process.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

PRESS RELEASE

On or about February 9, 2026, the Depositary may elect to sell the underlying ordinary shares. If the Depositary has sold such shares, holders of ADSs must surrender such securities in order to obtain payment of the sale proceeds of the underlying ordinary shares, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS.

To surrender American Depositary Receipts (“ADRs”), the address of the Depositary is: The Bank of New York Mellon,

240 Greenwich Street, New York, New York 10286, Attention: Depositary Receipt Administration. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary. For Settlement specific inquiries, please contact DRSettlements@BNYMellon.com.

Investors may still present ADSs to The Bank of New York Mellon. Investors will receive either the underlying ordinary shares (if those have not yet been sold by the Depositary) or the cash received by the Depositary received upon sale of underlying ordinary shares, net of fees, if those underlying ordinary shares were sold. For more information, investors should contact DRSettlements@BNYMellon.com.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

PRESS RELEASE

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades.

Today, GENFIT focuses on Acute on-chronic Liver Failure (ACLF) and associated conditions such as acute decompensation (AD) and hepatic encephalopathy (HE). It develops therapeutic assets which have complementary mechanisms of action, selected to address key pathophysiological pathways. GENFIT also targets other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorders (UCD) and organic acidemia (OA). Its R&D portfolio, covering several stages of development, ensures a constant news flow.

GENFIT's expertise in developing high-potential molecules – from early to advanced pre-commercialization stages – culminated in 2024 with the accelerated approval of Iqirvo® (elafibranor) by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom for the treatment of Primary Biliary Cholangitis (PBC). Iqirvo® is now marketed in several countries.1

Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® for the detection of Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis).

GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the ability of our partner Ipsen to successfully continue the development and commercialization of elafibranor for the treatment of PBC, the streamlining and optimization of efficiency in the conduct of operations and use of the resource of the Company, the terms and timing of the implementation of the delisting of American Depositary Shares (“ADS”) from Nasdaq, and the Company's ability to maintain high standards of corporate governance and transparency. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to non-clinical and pre-clinical programs, reproducibility of preclinical results, the translation of animal model data to human biology, in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC, including the Half-Year Business and Financial Report at June 30, 2025 or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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1 Elafibranor is marketed and commercialized, notably in the U.S and Europe, by Ipsen under the trademark Iqirvo®

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

PRESS RELEASE

CONTACT

GENFIT | Investors

Tel : + 33 3 20 16 40 00 | investors@genfit.com

GENFIT | Press relations

Stephanie BOYER | Tel : + 33 3 20 16 40 00 | stephanie.boyer@genfit.com